Randall E. Gier	Pizza Inn Holdings, Inc.
President & Chief Executive Officer	3551 PlanoParkway
The Colony, TX 75056
www.pizzainn.com

November 6, 2013

Ms. Mara L. Ransom
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:
Pizza Inn Holdings, Inc.
Registration Statement on Form S-3
Filed October 4, 2013
File No. 333-191559
Annual Report on Form 10-K for the Fiscal Year ended June 30, 2013
Filed September 26, 2013
File No. 000-12919

Dear Ms. Ransom:

On behalf of Pizza Inn Holdings, Inc. (the “Company”), set  forth below are responses to the comments of the Staff of the Securities and Exchange Commission regarding the above-referenced filings set forth in your letter dated October 29, 2013. For your convenience, we have repeated each of the Staff’s comments set forth in your letter and followed each comment with the Company’s response.

Registration Statement on Form S-3

General

1.
Please confirm your understanding that we will not be in a position to consider a request for acceleration of effectiveness of your registration statement until we resolve all comments regarding your Annual Report on Form 10-K for the fiscal year ended June 30, 2013.

Securities and Exchange Commission
November 6, 2013

RESPONSE

We confirm that the Staff will not be in a position to consider a request for acceleration of effectiveness of our registration statement until all comments regarding our Annual Report on Form 10-K for the fiscal year ended June 30, 2013, have been resolved.

Prospectus Cover Page

2.
We note your disclosure in the prospectus cover page that the aggregate public offering price is $600,000. However, it appears that you are registering an indeterminate number of shares of common stock for an aggregate public offering price of $5,000,000. Please revise your disclosure to ensure consistency throughout your filing.

RESPONSE

We will revise the prospectus cover page to reflect a $5,000,000 aggregate public offering price of shares of our common stock.

3.	Please disclose the market price of your common stock as of the latest practicable date.

RESPONSE

We will disclose on the prospectus cover page the market price of our common stock as of the latest practicable date.

Annual Report on Form 10-K for the year ended June 30, 2013

Item 7. Management’s Discussion & Analysis, page 11

4.
In future filings, please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, we note that your chart on page 19 discloses that a total of 15 and 32 Pizza Inn Domestic stores (i.e. Buffet units, Delco units and Express Units) were closed during the fiscal year ended 2012 and 2013, respectively. In future filings, please discuss whether you expect that trend to continue. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Securities and Exchange Commission
November 6, 2013

RESPONSE

In future filings, we will provide additional disclosure of known material trends and uncertainties that are reasonably likely to have a material impact on our revenues, income or liquidity.  Commencing with our Form 10-Q for the quarter ended September 29, 2013, we will discuss any known material trends in domestic store openings and closings.

5.	With a view towards improving future disclosure, please tell us how you define same store sales.

RESPONSE

We define comparable store sales as sales from stores which have been in operation for at least 18 months as of the end of the reporting period.  Commencing with our Form 10-Q for the quarter ended September 29, 2013, we will disclose this definition and consistently refer to “comparable stores” rather than “same stores.”

In connection with our response to the Staff's comments and any subsequent request to accelerate the effective date of the pending registration statement, the Company acknowledges that: (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing responds sufficiently to the Staff's comments.  If you have any questions concerning the Company's responses, please do not hesitate to contact the undersigned at 469-384-5000.

Very truly yours,

Randall E. Gier, President & Chief Executive Officer